                                                                    Exhibit 99.1


                                                            NEWS RELEASE



FOR IMMEDIATE RELEASE

CONTACT:
Jackie Cossmon
Catalytica, Inc.
(650) 960-3000 Ext. 6204

CATALYTICA TO EXPAND PHARMACEUTICAL MANUFACTURING OPERATION THROUGH ACQUISITION
                          OF WYCKOFF CHEMICAL COMPANY

ACQUISITION TO ADD SIGNIFICANT CHEMICAL MANUFACTURING CAPABILITIES

    MOUNTAIN VIEW, CA (July 15, 1999) --Catalytica, Inc. (Nasdaq: CTAL), announced today that it has signed a definitive agreement to acquire Wyckoff Chemical Company, Inc. (Wyckoff), a well-established manufacturer of active ingredients for the pharmaceutical industry, located in South Haven, Michigan. The additional manufacturing capacity of Wyckoff's operations will significantly increase the chemical manufacturing capabilities of Catalytica's subsidiary Catalytica Pharmaceuticals, Inc. Wyckoff also brings chemical process development and pilot plant capabilities, as well as large-volume reactor production capacity, that will complement the current operations of Catalytica Pharmaceuticals.

    Catalytica will purchase privately held Wyckoff in a stock-for-stock transaction intended to be accounted for using the pooling of interest method of accounting. Shareholders of Wyckoff will receive an aggregate of 4,496,487 shares of Catalytica Inc., reflecting a purchase price of approximately $60 Million. The completion of the transaction is subject to approval by Wyckoff's stockholders, regulatory and governmental approvals, and other customary conditions. Catalytica believes that the acquisition of Wyckoff could be completed in the fourth quarter of 1999 and could be slightly accretive to earnings after adjusting for transaction costs.

    Ricardo Levy, president and CEO of Catalytica, Inc., stated, "The merger of Wyckoff with our Company provides us with an excellent opportunity to more effectively serve our customers. With a combined chemical reactor capacity of over 100,000 reactor gallons, we will be one of the largest cGMP chemical manufacturers providing FDA approved products to the pharmaceutical industry."

    Wyckoff president and CEO, Ron Hartgerink stated, "We are delighted to join forces with Catalytica. When our assessment of the chemical market showed that a greater critical mass would be required to really be a player in this industry, we identified Catalytica as the highest quality supplier to the market, whose strategies and philosophy of business match those of Wyckoff. The breadth of their operations, including their ability to develop drug formulations and manufacture of final dosage form, provide a very powerful complement to our business and strengthens our ability to serve our customers."

    Dr. Gabriel Cipau, president and CEO of Catalytica Pharmaceuticals, also commented on the merger, "Wyckoff has been on the short list of a number of companies seeking to expand their U.S. cGMP manufacturing sites for some time. In addition to excellent chemical process development capabilities, their large chemical reactor capacity makes their operation one of the largest independent cGMP chemical manufacturing sites in the U.S. Wyckoff has an excellent track record in the production of both generic and branded products. Its success in obtaining several important development and manufacturing contracts in the branded area has led to expansion of their facility. This will not only enable greater capacity for production of active pharmaceutical ingredients for major pharmaceutical companies but also enhance further Wyckoff's longer term contribution to revenues."

    Wyckoff was founded in 1976 and has a strong customer base in both the generic and branded sectors of the pharmaceutical industry. It is a privately held company with fiscal year 1999 revenues of approximately $35 million. It has been profitable for the last 15 years. Wyckoff operates under current Good Manufacturing Practices (cGMP) and supplies FDA approved products to a number of pharmaceutical companies, including Bristol-Myers Squibb, Mylan, Pfizer, Pharmacia & Upjohn, Schein, Schering Plough and Watson.

    Catalytica, Inc., through its subsidiary, Catalytica Pharmaceuticals, Inc., provides the pharmaceutical and biotech industries with comprehensive skills, world class facilities, and demonstrated commercial experience in a broad spectrum of activities extending from process development through drug development, formulation, manufacturing and packaging. Since the acquisition of the Greenville Facility from Glaxo Wellcome in 1997, Catalytica Pharmaceuticals has entered into over 25 new agreements for the development and manufacture of products for various pharmaceutical and biotech companies. It is the largest fully integrated supplier of drug development and manufacturing services in the world.

    Catalytica, Inc. builds business in markets where the Company's technologies serve to optimize manufacturing and solve environmental problems. Catalytica Pharmaceuticals, Inc. provides drug development and product manufacturing services to the pharmaceutical industry; Catalytica Combustion Systems, Inc. produces XONON, a catalytic system that permits essentially pollution free combustion for the energy market; and Catalytica Advanced Technologies, Inc. serves as an incubator for new catalytic technologies for industrial applications. Find Catalytica on the World Wide Web at www.catalytica-inc.com.
                                                        ----------------------

    This news release contains forward-looking statements regarding expected completion of the negotiation, the accounting method that Catalytica intends to use for the proposed acquisition of Wyckoff, and the potential effects on Catalytica's future operations and earnings after the purchase of Wyckoff. It also contains forward-looking statements related to the current and future operations at Catalytica's Greenville facility and Wyckoff's facility including but not limited to statements related to new agreements and contracts, expansion of facilities, expectations of additional business and market position. Actual results may differ from these statements and such differences may be material. These statements involve risks and uncertainties, including without limitation, the ability to complete the transaction for the acquisition of Wyckoff, the ability to use pooling of interest accounting for the transaction and the ability to integrate and operate the manufacturing and development facilities of Wyckoff efficiently and achieve operating synergies resulting in accretive financial results. Additional risks and uncertainties applicable to operations of Catalytica and Wyckoff after the acquisition include the ability of the Company and its subsidiaries to operate cost effectively and in a timely manner, the possibility of product development delays, changes in the Company's competitive position, and the impact of FDA, EPA, and other regulations on pharmaceutical and biotech manufacturing and on the Company's Combustion Systems business. Catalytica undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release. Investors are encouraged to review Catalytica's Form 10K for the year ending December 31, 1998, and Form 10Q for the quarter ending March 31, 1999, filed with the Securities and Exchange Commission for a discussion of additional factors that could affect Catalytica's future performance.

                                    # # # #